ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

August 25, 2023

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Ms. Lithotomos:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 20, 2023 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on May 15, 2023 (the “PEA”) for the purpose of adding Calamos Convertible Equity Alternative ETF (originally named “Calamos Convertible High Delta ETF” in the PEA) (the “Fund”) as a new series of the Registrant. Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the Securities Act (the “Future Amendment”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. The Staff requests that the Registrant confirm that all missing or bracketed information in the PEA and any missing exhibits will be included in the Registrant’s 485(b) filing.

Response. The Registrant confirms that all missing or bracketed information and any missing exhibits will be included in the Registrant’s 485(b) filing.

2.	Comment. The Staff requests that the Registrant confirm that acquired fund fees and expenses for the Fund are expected to be less than 0.01% and that is why a line item for “Acquired Fund Fees and Expenses” is not included in the “Annual Portfolio Operating Expenses” table and if such expenses are expected to be greater than 0.01%, a line item will be added to the table.

Response. The Registrant confirms that the “Acquired Fund Fees and Expenses” for the Fund are expected to be less than 0.01% and therefore no line item is required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

3.	Comment. The Staff requests that the Fund’s completed Annual Fund Operating Expenses table and example expenses be provided at least five business days in advance of effectiveness for the Staff’s review.

Response. The Fund’s Annual Fund Operating Expenses table and example expenses have been revised as follows:

The following table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investments)

Management Fees	0.69%
Distribution and/or Service Fees (12b-1)	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.69%

1 “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$70	$221

4.	Comment. The Staff requests that the Registrant explain supplementally the purpose of having the words “High Delta” in the Fund’s name. In addition, the Staff believes it would be helpful to explain the reference to “High Delta” in the Principal Investment Strategies section.

Response. The Fund’s name has been changed to “Calamos Convertible Equity Alternative ETF”. Thus, the Registrant believes no explanation of “high delta” is needed in the Principal Investment Strategies section of the prospectus.

5.	Comment. The Staff requests that when the Registrant first mentions “below investment grade bonds” that it disclose that below investment grade bonds are synonymous with junk bonds.

Response. The Registrant has updated the disclosure in the Fund’s prospectus as requested (new text underscored):

“The bonds, structured notes and debentures may be rated investment grade or below investment grade or may not be rated, may be issued by corporations, governments or public international bodies and may be denominated in a variety of currencies and issued with either fixed or floating rates. Bonds rated below investment grade are commonly known as “junk bonds.”

6.	Comment. The Staff requests that the Registrant disclose the percentage of assets that the Fund plans to invest in synthetic convertible instruments.

Response. The Registrant respectfully directs the Staff’s attention to disclosure in the section of the Registrant’s prospectus titled “Principal Investment Strategies” which states:

“The Fund seeks to achieve its objective by investing at least 80% of its net assets (plus borrowings for investment purposes, if any) in a portfolio of convertible securities (including synthetic convertible instruments).”

The above-referenced disclosure notes the Fund’s ability to invest in synthetic convertible instruments as part of its policy to invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in a portfolio of convertible securities. The Registrant is unaware of a requirement to attempt to quantify as a percentage of assets the types of instruments that may count towards the Fund’s 80% policy.

7.	Comment. The Staff requests that the Registrant update disclosures to clarify whether when establishing a synthetic instrument there is a one-for-one correlation between (i) a basket consisting of fixed income securities and (ii) the basket consisting of warrants or options relating to such fixed income securities.

Response. To address the Staff’s request, the Registrant has clarified the composition of a synthetic instrument by replacing the disclosure in the PEA with the Future Amendment disclosure, each shown below.

Disclosure in the PEA:

A synthetic convertible instrument is a financial instrument (or two or more securities held in tandem) that is designed to simulate the economic characteristics of a convertible security through the combined features of a debt instrument and a security providing an option on an equity security. The Fund may establish a synthetic convertible instrument by combining fixed-income securities (which may be either convertible or non-convertible) with the right to acquire equity securities. In establishing a synthetic instrument, the Fund may combine a basket of fixed income securities with a basket of warrants or options that together produce economic characteristics similar to a convertible security. Within each basket of fixed-income securities and warrants or options, different companies may issue the fixed-income and convertible components, which may be purchased separately and at different times.

Future Amendment Disclosure:

A synthetic convertible instrument is designed to simulate the economic characteristics of a convertible security through the combined features of a debt instrument and a security providing an option on an equity security. The Fund may establish a synthetic convertible instrument by combining a fixed-income security (which may be either convertible or non-convertible) with the right to acquire an equity security. The fixed-income and equity option components may have different issuers, and either component may change at any time.

8.	Comment. The Staff requests that the Registrant order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure“ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

9.	Comment. Please consider including a cybersecurity risk as a principal risk for the Fund in the Fund’s summary prospectus or tell the Staff why one is not needed.

Response. The Registrant respectfully declines to include cybersecurity risk as a principal risk for the Fund in the Fund’s summary prospectus but notes the following text is included as a non-principal risk for the Fund in response to Item 9 of Form N-1A.

Cybersecurity Risk. Investment companies, such as the Fund, and their service providers are exposed to operational and information security risks resulting from cyberattacks, which may result in financial losses to the Fund and its shareholders. Cyber- attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, “ransomware” that renders systems inoperable until ransom is paid, the unauthorized release of confidential information, or various other forms of cybersecurity breaches. Cyber-attacks affecting the Fund, Calamos Advisors, custodian, transfer agent, distributor, administrator, intermediaries, trading counterparties, and other third-party service providers may adversely impact the Fund or the companies in which the Fund invests, causing the Fund’s investments to lose value or to prevent a shareholder redemption or purchase from clearing in a timely manner.

10.	Comment. If appropriate, please consider including an emerging market principal risk factor to the extent the Fund’s investments in foreign securities include investments in emerging markets.

Response. The Registrant respectfully declines to add the requested disclosure. The Fund does not have a strategy to principally invest in foreign securities of emerging market issuers.

11.	Comment. The Staff requests that the Registrant clarify in the Synthetic Convertible Instrument Risk disclosure whether there is any basket-related structuring risk for synthetic instruments. If there is no such basket-related structuring risk, the Staff asks the Registrant to clarify the reason why there is not.

Response. The Registrant respectfully declines to make the Staff’s requested clarification because there is no such basket-related structuring risk. The basket merely consists of two or more separately purchased individual securities, each of which carries its own specific risk already reflected in the Fund’s principal risks disclosures. See also revised clarifying language in response to Comment 7 above.

12.	Comment. Under "Portfolio Manager Experience in the Fund" which states that each portfolio manager has been with the Fund "since Fund's inception," please revise to state the month and year of each portfolio manager's appointment.

Response. The requested change has been made.

13.	Comment. The Staff notes that the “Fund may invest up to 20% of its net assets in equity securities.” If this investment can include investment in emerging markets equity securities, please revise the foreign securities risk accordingly.

Response. As noted in the Registrant’s respond to Comment 10, above, the Registrant respectfully declines to add the requested disclosure. The Fund does not have a strategy to principally invest in foreign securities of emerging market issuers.

14.	Comment. Please make cybersecurity risk a principal risk.

Response. As noted in the Registrant’s respond to Comment 9, above, the Registrant respectfully declines to include cybersecurity risk as a principal risk for the Fund in the Fund's summary prospectus but notes that cybersecurity risk is included as a non-principal risk for the Fund in response to Item 9 of Form N-1A.

15.	Comment. In the trustee table contained in the Statement of Additional Information, please revise the column heading “Experience, Qualifications, Attributes, Skills, for Board Membership,” to include “During the Past 5 years.”

Response. The Registrant respectfully declines to make the requested change. The information in this column is provided in response to Item 17(b)(10) of Form N-1A which provides that “[i]f material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.” The Registrant confirms that the information disclosed regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee for the Fund is material and covers more than five years.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos ETF Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos ETF Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

C. Lawrence Zmerega, Esq., Ropes & Gray LLP